UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 21, 2011, entitled "Statoil and Centrica sign major gas sales agreement".

Statoil and Centrica sign major gas sales agreement

Statoil ASA (OSE: STL, NYSE: STO): Statoil and Centrica have entered into a long term gas sales agreement for the delivery of 5 billion cubic meters (bcm) per year from 2015 to 2025 to the UK market. This new long term gas sales agreement follows an existing agreement between Statoil and Centrica that expires in 2015.

“The agreement demonstrates that natural gas is set to play an important role in the UK’s long term energy mix”, says Statoil’s President and CEO Helge Lund, adding that: “Natural gas has all the features needed for the UK to reach its long term energy policy goals of affordability, security of supply and CO2 emissions reduction.”

“Today’s announcement is of high strategic importance as two of the UK’s key energy players are taking on long-term commitments in order to contribute to UK’s energy security.  The agreement also shows the competitiveness of Statoil’s natural gas portfolio on the NCS,” says Helge Lund.

UK Prime Minister David Cameron says:  “I warmly welcome this announcement, which underlines the strength and depth of the partnership that the UK & Norway enjoy. Gas plays a central role in powering our economy, and will continue to do so for decades to come. Today’s agreement will help to ensure the continued security and competitiveness of gas supplies to Britain, from a trusted and reliable neighbor."

Chris Huhne, UK  Secretary of State for Energy and Climate Change, says: “This is good news for Britain. Today gas powers almost half of our electricity, and nearly 70% of our heating. It is reliable, flexible and competitive, and helps power our economy. Gas has a long term role to play in keeping our lights on and our homes warm, as part of an increasingly low carbon energy portfolio. This agreement will help to deliver that gas securely and cheaply, and further enhance our close relationship with Norway.”

Sam Laidlaw, Chief Executive, Centrica says: “Today’s announcement represents a significant milestone for the UK and for Centrica as we help deliver energy security for our customers long into the future. The 10 year supply agreement further strengthens our partnership with Statoil and links one of the world’s largest gas exporters and one of the world’s largest gas markets.”

5 bcm per year is a substantial volume, it represents approximately 5 per cent of the total gas consumption in the UK, and corresponds to the gas consumption of 3.5 million UK homes or the gas needed to fuel nine to ten 400MW gas power plants. The UK market consumes around 98 bcm per year and is the largest and most liquid gas market in Europe.

The gas under the contract is linked to indices at the National Balancing Point (NBP), the virtual price setting point in the UK gas market. The volumes will be delivered through existing pipeline infrastructure from the Norwegian Continental Shelf.

About Statoil’s gas position in the UK

Statoil – the second largest supplier of gas to Europe - has long standing ties towards the UK gas market. Our UK gas portfolio comprises long term gas sales contracts with major energy utilities and direct sales to large industrial users.

Further, we are trading at the National Balancing Point (NBP) – the UK spot market. Statoil is also a co-owner of the Aldbrough gas storage facility in East Yorkshire.

Statoil is the largest supplier of gas from the Norwegian Continental Shelf (NCS) to the UK, having invested billions of Pounds in infrastructure (pipelines and offshore installations) in order exports large volumes of gas.

Our market share in the UK gas market is approximately 16-18%, corresponding to about 20% of all gas Statoil exports from the NCS. The gas is exported through the established pipeline infrastructure - Vesterled, Langeled and FLAGS via Tampen Link.

About Centrica

Centrica is a top 30 FTSE 100 integrated energy company operating in the UK, North America, Norway, the Netherlands and Trinidad. Upstream it sources, generates, processes, trades and stores energy. Downstream it supplies gas and electricity to millions of homes and businesses and offers a range of home energy solutions and low carbon products and services.

Press briefing at 10.30 CET at the IB Centre, Statoil, Forus Stavanger
- Statoil EVP for Development and production Norway,  Øystein Michelsen
- Statoil EVP for Marketing, Processing and Renewable energy, Eldar Sætre

For more information:

Investor relations

Hilde Merete Nafstad, senior vice president, Investor Relations
Tel: +47 957 83 911

Morten Sven Johannesen, vice president,  Investor Relations
Tel: +1 2035702524

Media

Jannik Lindbæk Jr, vice president, Media Relations
Tel: +47 97755622

Morten Eek, spokesperson, Media Relations
Tel: +47 416 89 515

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 21, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer